January 28, 2011

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:                               THQ Inc.

Form 10-K for the Fiscal Year Ended March 31, 2010

Filed June 4, 2010

Form 10-Q for the Quarter Period Ended September 30, 2010

Filed November 5, 2010

File No. 001-15959

Dear Ms. Collins:

We are in receipt of your letter dated January 25, 2011 (the “Comment Letter”).  We note the deadline for our response therein and respectfully request a ten business-day extension to file our response.  We do not believe that we can respond to the Comment Letter within ten business days of its date (due February 8, 2011) without unreasonable effort or expense because, in connection with our recently ended fiscal quarter, we are preparing for our earnings call, which will be held on February 2, 2011 and plan to file our Quarterly Report on Form 10-Q shortly thereafter; it is due on February 10, 2011.

The resources in our financial reporting and legal department that would be necessary to utilize in responding to the Comment Letter are working diligently on the above-mentioned items.  Because of the strain on our resources, we request that you allow us to submit our response by February 23, 2011.

Thank you in advance for your cooperation.

Very truly yours,

/s/ Sheryl Kinlaw
Sheryl Kinlaw
Vice President, Business and Legal Affairs